SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 --------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                (Final Restated)



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                     Genset
                                     ------
                                (Name of Issuer)


                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)



                                    37244T104
                                    ---------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |X| Rule 13d-1(b)
          |_| Rule 13d-1(c)
          |_| Rule 13d-1(d)



                                 --------------

                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 37244T104                                           Page 2 of 6  Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilder Gagnon Howe & Co. LLC
         13-3174112


--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      2,600
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         140,308

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         140,308

--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         BD
--------------------------------------------------------------------------------



                                Page 2 of 6 Pages

                                  Schedule 13G
                                  ------------

Item 1(a). Name of Issuer:

Genset

Item 1(b). Address of Issuer's Principal Executive Offices:

24, Rue Royal
75008 Paris, FRANCE

Item 2(a). Name of Person Filing:

Gilder Gagnon Howe & Co. LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c). Citizenship:

New York

Item 2(d). Title of Class of Securities:

Ordinary Shares

Item 2(e). CUSIP Number:

37244T104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) |X| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

           (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

           (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) |_| Investment   Company   registered  under  section  8  of  the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) |_| Investment       Adviser       in       accordance       with
                   ss.240.13d-1(b)(1)(ii)(E)



                                Page 3 of 6 Pages

           (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

           (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

           (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

           (j)  |_|  Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.    Ownership.

           (a)  Amount beneficially owned:  140,308

           (b)  Percent of class:  2%

           (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  2,600

                  (ii) Shared power to vote or to direct the vote:  None

                  (iii) Sole power to dispose or to direct the disposition of:
                        None

                  (iv) Shared power to dispose or to direct the disposition of:
                       140,308

The shares reported include 135,358 shares held in customer accounts over which members and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 2,350 shares held in accounts owned by the members of the Reporting Person and their families, and 2,600 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

Item 5. Ownership of Five Percent or Less of a Class.

The reporting person has never owned more than five percent of outstanding ordinary shares. The American Depository Receipts (the "ADR") owned by the reporting person were inadvertently reported in prior filings as ordinary shares. Each ADR represents one-third of one ordinary share.



                                Page 4 of 6 Pages

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------


           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                            April 12, 1999
                                            ------------------------------------
                                                Date


                                            /s/ Walter Weadock
                                            ------------------------------------
                                            Signature


                                            Walter Weadock, Member
                                            ------------------------------------
                                            Name/Title



                                Page 6 of 6 Pages